Exhibit 8.1

MAIN SUBSIDIARIES OF TERRA NETWORKS, S.A. AT DECEMBER 31, 2003

Company	Country of Incorporation
Lycos, Inc.	United States

Lycos Europe	Netherlands
Terra Networks USA LLC	United States
Wired	United States
Get Relevant	United States
Tripod Pty Ltd.	United States
Lycos Asia Ltd	Singapore

Terra Networks Latam, S.L.	Spain

Terra Networks Argentina, S.A.	Argentina
Terra Networks Chile, S.A.	Chile
Terra Networks México, S.A. de C.V.	Mexico
Terra Networks Brasil, S.A.	Brazil
Terra Networks Colombia, S.A.	Colombia
Terra Networks Perú, S.A.	Peru
Terra Networks Guatemala, S.A.	Guatemala

Terra Networks Asociadas, S.L.	Spain

Maptel Networks, S.A.	Spain
Ifigenia Plus, S.L.	Spain
Educaterra, S.A.	Spain
Red Universal de Marketing y Bookings Online, S.A.	Spain
Azeler Automoción, S.A.	Spain
Uno-e Bank, S.A.	Spain
OneTravel.com, Inc.	United States

Terra Networks España, S.A.U.	Spain

Ordenamiento de Links Especializados, S.A.	Spain